EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions of dollars)

	Six Months Ended	FISCAL YEAR
	July 4, 2015	2014	2013	2012	2011	2010
EARNINGS
Earnings before income taxes and noncontrolling interest	$602	$1,068	$784	$1,005	$1,019	$1,209
Plus fixed charges:
Interest expense (1)	41	85	81	73	70	67
Rent interest factor (2)	9	17	12	15	15	12
TOTAL FIXED CHARGES	50	102	93	88	85	79
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$652	$1,170	$877	$1,093	$1,104	$1,288
RATIO OF EARNINGS TO FIXED CHARGES	13.0	11.5	9.4	12.4	13.0	16.3

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.